SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “PLDT Group Enters into Strategic Partnership with DoCoMo”.

January 31, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT Group Enters into Strategic Partnership with DoCoMo” attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

January 31, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “PLDT Group Enters into Strategic Partnership with DoCoMo” attached thereto.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  January 31, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of a press release entitled “PLDT Group Enters into Strategic Partnership with DoCoMo”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 31, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press release

PLDT Group Enters into Strategic Partnership with DoCoMo

Manila, Philippines, 31 January 2006 – Philippine Long Distance Telephone Company (“PLDT”) (NYSE : PHI) (PSE : TEL) today announced that NTT DoCoMo, Inc. (“DoCoMo”) has agreed to acquire 12,633,486 common shares of PLDT, representing approximately 7 per cent of PLDT’s total outstanding common shares, from NTT Communications, Inc. (“NTT Com”) for a total consideration of Yen 52,103 million (equivalent to approximately US$440 million) which was determined based on the 30-day weighted average price of PLDT’s common stock of Pesos 1,825. NTT Com will retain 12,633,487 common shares of PLDT, thus remaining a significant shareholder of PLDT with a similar 7 per cent equity holding. In addition, PLDT, together with its wholly-owned subsidiary, Smart Communications, Inc. (“Smart”), will be entering into a strategic partnership with DoCoMo which, among other things, will enable Smart to offer DoCoMo’s i-mode service exclusively to Smart’s subscribers.

PLDT, DoCoMo, NTT Com and PLDT’s single largest shareholder group, First Pacific Company (“FPC”) and certain affiliates of FPC, signed a Cooperation Agreement today which amends the existing contracts between the parties and reflects the new shareholding arrangements. The share acquisition and other business arrangements will take effect after DoCoMo, PLDT and Smart acquire certain licenses and approvals.

“We are extremely pleased to welcome DoCoMo as a major shareholder in PLDT and an important partner of First Pacific. We believe there are great opportunities for synergy and cooperation and we look forward to a long and mutually beneficial relationship with DoCoMo, similar to the one we enjoy with NTT Com”, said Mr. Manuel V. Pangilinan, PLDT Chairman and FPC Managing Director and CEO.

DoCoMo’s acquisition will result in one of the current PLDT directors nominated by NTT Com being replaced by a nominee of DoCoMo. DoCoMo may consider increasing its investment in PLDT provided a suitable opportunity arises.

The entry of DoCoMo is particularly strategic in light of the recent awarding of 15MHz of 3G spectrum to Smart. Smart and DoCoMo have agreed to collaborate with each other in the rollout and development of 3G services in the country. DoCoMo passed the 20 million subscriber mark for its 3G services last December, only four years after its launch.

DoCoMo and Smart have agreed in principle for Smart to introduce DoCoMo’s mobile Internet service, i-mode, exclusively for Smart’s subscribers. DoCoMo will provide the know-how, technologies and patents necessary for Smart to operate the i-mode service over GPRS and W-CDMA networks. i-mode was introduced in Japan in February 1999 and has been an unparalleled success. With i-mode, mobile phone users get easy access to more than 100,000 internet sites as well as specialized services. Users can access sites from anywhere in their country of use, and at attractive rates as charges are based on the volume of data transmitted. Since its launch, i-mode has grown tremendously in popularity and is now available in Germany, the Netherlands, Taiwan, Belgium, France, Spain, Italy, Greece, Australia, Israel, Russia, United Kingdom, Ireland and Singapore.

Other benefits of the relationship with DoCoMo would include co-development of other 3G services/applications, roaming arrangements and potential handset/equipment procurement savings.

“DoCoMo is pleased to have formed this partnership with the Philippines' leading telecom operator, PLDT and its mobile arm, Smart. We are confident that the combined strengths of Smart’s extensive network and local expertise together with DoCoMo's i-mode and 3G WCDMA technologies will lead to the development of new value-added services and applications that will truly benefit end users. We also expect that this tie-up will lead to a more active international roaming service between the Philippines and Japan,” stated Mr. Masao Nakamura, President and CEO of DoCoMo.

“The addition of DoCoMo as a strategic partner will certainly enhance our ability to develop attractive 3G offerings for our market. DoCoMo’s experience in this technology is unmatched and we look forward to learning much from their team. We are also excited to work with DoCoMo in introducing i-mode in the Philippines. We have always aimed at giving our subscribers the most innovative services and i-mode is certainly a prime example of that”, stated Mr. Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Mr. Hiromi Wasai, President and CEO, NTT Com, said "Through our strategic partnership, PLDT and NTT Com have excelled in providing global telecommunications services for multinational companies. DoCoMo's entry as a shareholder in PLDT will further boost the overall global business development of the NTT Group, through the expansion of its mobile business component, thereby enhancing the corporate value already built. The move plays into the fixed-mobile convergence direction that DoCoMo and NTT Com have embarked on and results in a winning proposition for all parties."

“The entry of DoCoMo in addition to NTT Com would certainly be seen as a solid vote of confidence not only for PLDT but for the Philippines as well. From First Pacific’s perspective, we are delighted to be joined by a company as distinguished and esteemed as DoCoMo”, added Mr. Pangilinan.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213	Anna V. Bengzon Tel No: 816-8024	Ramon R. Isberto Tel No: 511-3101
Fax No: 844-9099	Fax No: 810-7138	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at http://www.pldt.com.ph

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit http://www.nttdocomo.com.

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world's largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including "World Communication Awards Best Customer Care - 2005." For more information, please visit http://www.ntt.com.

About First Pacific

First Pacific is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products. Listed in Hong Kong (142), First Pacific's shares are also available in the United States through American Depositary Receipts.

For more information, visit http://www.firstpacco.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: January 31, 2006